191 Peachtree Street
Suite 3300
Atlanta, GA 30303

June 14, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Post Effective Amendment No. 4 to the Registration Statement on Form N-1A filed December 8, 2009; Post Effective Amendment No. 7 to the Registration Statement on Form N-1A filed February 26, 2010; Post Effective Amendment No. 10 to the Registration Statement on Form N-1A filed April 23, 2010; and Post Effective Amendment No. 13 to the Registration Statement on Form N-1A filed June 11, 2010 (together, the “Amendments”) for the Presidio Global Multi-Strategy Fund (the “Fund”), a series of the Starboard Investment Trust (File Nos. 333-159484 and 811-22298).

Ladies and Gentlemen:

On behalf of our client, Starboard Investment Trust (the “Trust”), below please find the shareholder fee table that will be included in the Fund’s prospectus in the Fund’s 497 filing to be filed shortly after the  Amendments are deemed effective. The shareholder fee table included in Post-Effective Amendment No. 13 included a typo that is corrected below.

Shareholder Fees for the Fund
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)1	5.50%
Redemption Fee (as a % of amount redeemed)2	None
Exchange Fee	None

Annual Fund Operating Expenses for the Fund
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees 3	1.00%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses 4	0.81%
Acquired Fund Fees and Expenses 5	0.07%
Total Annual Fund Operating Expenses	2.13%
Fee Waiver and/or Expense Limitation 7	0.31%
Net Annual Fund Operating Expenses6	1.82%

1.  Maximum Sales Charge is reduced for purchases of $25,000 or more and may be waived under certain conditions as described in the section “Purchasing Shares” below.

2. While the Fund does not charge a redemption fee, the Fund may require reimbursement from investors who request that their redemptions be wired for wiring fees charged to the Fund by its custodian. Such wiring fees generally shall not exceed $20.

3. For its services, the Advisor receives a management fee described in more detail in the section of this prospectus entitled “Management of the Fund – Investment Advisor.”

(t) 404.736.3641 (f) 404.529.4665 tanya.goins@maliklawgroup.com

4. The Fund has entered into a consolidated fee arrangement with the Fund’s administrator that covers the regular operating expenses of the Fund for an inclusive fee based on the Fund’s average daily net assets. See the section of the Fund’s Statement of Additional Information (“SAI”) entitled “Management and Other Services Providers – Administrator” for more detailed information. Beyond the fee paid to the administrator, the Fund does not anticipate that shareholders of the Fund will incur any Other Expenses in the current fiscal year.

5. Acquired Funds Fees and Expenses are fees and expenses of investment companies, such as ETFs, in which the Funds invest.  The Funds calculate the Acquired Funds’ expenses using the net expense ratios reported in the Acquired Funds’ most recent shareholder reports.

6.  Since the Fund is newly organized, these expenses are based on estimated expenses for the current fiscal year at an average Fund net asset level of $20 million.

7. The Advisor has entered into an Operating Plan with the Fund’s administrator, through June 30, 2011, under which it has agreed to assume certain fees of the administrator to the extent such fees exceed the  maximum of 0.50% of the average daily net assets of the Fund to be paid by the Fund to the administrator under its consolidated fee arrangement.  The Advisor cannot recoup from the Fund any amounts paid by the Advisor to the Administrator under the Operating Plan.

In submitting this correspondence, the Trust acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tanya L. Goins at (404) 736-3641 with any questions or comments regarding this filing.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins

(t) 404.736.3641
(f) 404.529.4665
tanya.goins@maliklawgroup.com